Gary R. Henrie
Attorney at Law
P.O. Box 107 Telephone:  309-313-5092
315 Kimball's Garden Circle E-mail:  grhlaw@hotmail.com
Nauvoo, IL  62354

April 24, 2017

Via EDGAR

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance
Washington, D.C. 20549

Re: Oxis International, Inc.
Revised Preliminary Information Statement on Schedule 14C
Filed April 14, 2017
File No. 000-08092

Dear Ms. Hayes:

As securities counsel to Oxis International, Inc. (the "Company"), I have prepared this letter with management in response to the staff's comment letter dated April 20, 2017, regarding the Company's Revised Preliminary Information Statement on Schedule 14C.  Each comment is reproduced below in bold italics and followed by the Company's response.

Beneficial Ownership, page 12

1. Please update the beneficial ownership table to reflect any person who is the beneficial owner of more than five percent of any class of your voting securities, including the holders of the Series H Convertible Preferred Stock.  See Item 6(d) of Schedule 14A.

Response:  Table updated as requested.

Very truly yours,

/s/ Gary R. Henrie

Gary R. Henrie
Securities Counsel to the Company